Exhibit (a)(5)(RR)

FREQUENTLY ASKED QUESTIONS

Why should I tender my NovaGold shares to Barrick's Offer?

Barrick is offering US$16 for each share of NovaGold. NovaGold shareholders can choose to have this cash in the bank or remain a shareholder of NovaGold, subject to numerous risks, including risks relating to the development of NovaGold's projects and dilution risks, in the hopes of an uncertain payoff in the distant future.

Barrick's offer price represents full and fair value for NovaGold, as explained in more detail in response to the question "Is Barrick's offer a fair offer for NovaGold shares?"

If Barrick's offer is withdrawn or expires, NovaGold shares are likely to collapse back to approximately their trading levels before Barrick announced its offer in July 2006. Shareholders will experience material financial losses if that happens.

Barrick has mentioned that NovaGold shareholders are subject to dilution risk. What does that mean?

NovaGold's projects have enormous capital costs which NovaGold will have to pay for with either debt or equity financing, as NovaGold has no cash flow. To the extent that NovaGold uses equity financing, the interests of existing shareholders will be diluted. To the extent that NovaGold sells assets or interests in assets to raise money, shareholders will suffer asset dilution.

For example, in NovaGold's conference call on November 8, 2006, NovaGold suggested that to finance Galore Creek's development, NovaGold may sell a 40% interest in that project for a price of $250 million, which is approximately 42% of the net asset value of Galore Creek suggested in the recently released feasibility study for the project (using a 5% discount rate). So at the same time NovaGold management is telling shareholders not to sell their shares because of the value creation opportunity Galore Creek represents, NovaGold itself cannot build the project without selling off a very material portion of the project at existing valuation metrics. The effect is massive asset dilution to NovaGold's shareholders.

How much dilution should I expect and why?

NovaGold has put out a scenario that suggests equity dilution will be as low US$320 million. You should expect much, much more dilution because (1) NovaGold will likely need more than they are currently estimating to build the projects, and (2) less money will be available to NovaGold through project financing than they are suggesting. Here's more detail on why:

1.
It will take more than the US$3.5 billion NovaGold is suggesting to develop Galore Creek and Donlin Creek. In addition to upward capital cost pressures in the industry, NovaGold has not taken into account any contingency funds for the construction of their projects. Project financing lenders will insist that NovaGold has adequate funds not only for the estimated cost of construction, but also for a contingency which may be in the range of 15-20% of costs (which we calculate as approximately $500 to $700 million based on the present construction cost estimate). NovaGold will likely have to fund this amount by issuing additional equity or with expensive and onerous subordinated debt or by selling assets.

2.
The 1:1 debt to equity ratio at Galore Creek and the 1.5:1 debt to equity ratio at Donlin Creek used in NovaGold's scenario are completely unrealistic. Reducing these ratios to more realistic levels means issuing additional equity (resulting in additional dilution). On top of that, the experienced lenders we have consulted with have advised us that they would use more conservative metals price assumptions than NovaGold, which would also reduce the amount they are willing to lend for project financing, once again requiring NovaGold to issue additional equity or sell assets to make up the difference.

3.
It's not clear that NovaGold will be able to arrange project financing at all. Project financing requires the borrower to give the lender a completion guarantee. NovaGold's balance sheet is not sufficiently large or strong to give a meaningful completion guarantee. Similarly, it is extremely unlikely that an engineering firm will give a completion guarantee on such a large project loan. If NovaGold cannot arrange debt financing, its alternative is to issue additional equity or sell assets.

4.
It is unlikely that NovaGold will have sufficient cash flow from Galore Creek to fund its share of development expenses at Donlin Creek, notwithstanding NovaGold's suggested scenario. If NovaGold is able to arrange project financing for any of the capital costs at Galore Creek, the lender will likely sweep as much as 70-80% of the excess cash flow from the project for debt repayment, leaving only a small portion that could be used for the construction of Donlin Creek.

If NovaGold is able to arrange project financing, you should be very concerned about the terms of the loan. For example, the lender will likely require NovaGold to hedge a large portion of its copper and gold production (potentially as high as 60-70%) until the project loan is repaid. If this level of production is hedged, NovaGold shareholders will have their exposure to gold and copper prices significantly curtailed.

Finally, the scenario suggested by NovaGold involves the sale of a 40% interest in Galore Creek. This means that not only will shareholders suffer equity dilution, but their company will own materially less of one of its two principal assets, thereby suffering massive asset dilution as well.

Why did Rothschilds resign?

NovaGold has just announced that the financial advisor it retained to facilitate obtaining financing for the Galore Creek project, Rothschild Inc., has resigned. According to NovaGold, Rothschild decided to resign "to avoid any appearance of a conflict of interest due to its continuing work for Barrick". Rothschild advises numerous mining companies all over the world. At no time has Barrick ever asked Rothschild to resign from its engagement with NovaGold.

In Barrick's experience, financial advisors rarely resign from assignments of this nature, especially based on conflicts of interest where any conflict that might exist has been in existence for almost four months. So why would Rothschild's now choose to suddenly resign when any apparent conflict of interest would have existed for the duration of the offer? Does it have anything to do with the aggressive projections made by NovaGold in its November 8, 2006 conference call as to how NovaGold intends to finance Galore Creek and NovaGold's suggestion that Rothschild endorsed that financing plan?

Why does Barrick believe that NovaGold will not commence construction at Galore Creek by April or May of 2007, as NovaGold claims?

First of all, Galore Creek will not have received the required permits to construct Galore Creek on the timeline promised by NovaGold. NovaGold has received hundreds of pages of comments on the project to date. Well over 400 issues and comments have been raised, most of these from Canadian federal and provincial ministries and agencies or American and Alaskan government departments. Each of the ministries and agencies issuing permits will need to be satisfied that all of the comments have been adequately studied and addressed.

Second, NovaGold plans to locate the waste and tailings facility for Galore Creek on land covered by Pioneer Metals' Grace claims. NovaGold needs to obtain the necessary surface rights in order to develop Galore Creek. Right now there is litigation between Pioneer and NovaGold that isn’t even scheduled for trial until the fall of 2007, not to mention any subsequent appeals. Resolution of the dispute between NovaGold and Pioneer is many months or years away.

It is unrealistic for NovaGold to promise that it will complete the provincial and federal environmental assessment processes, get permits, get surface rights, find a partner and negotiate a joint venture, put in place and have available for drawdown project financing and get construction started at Galore Creek all in the next 5 to 6 months.

Have there been any recent developments in NovaGold's litigation with Pioneer Metals?

NovaGold remains embroiled in litigation with Pioneer Metals over the proposed tailings impoundment for Galore Creek. NovaGold is seeking to locate the tailings and waste rock disposal site for the Galore Creek project on an area covered by Pioneer's Grace claims, and has applied for the necessary surface rights over such land. Recently the processing of NovaGold's surface lease application has been indefinitely delayed until Pioneer receives adequate information concerning that application. In addition, the British Columbia regulators have noted it is desirable to begin considering alternative tailings locations to Pioneer’s Grace claims.

Does NovaGold's recent feasibility study on the Galore Creek project suggest a higher value for Galore Creek?

No. The study demonstrates the project's economics have deteriorated in the past year. The estimated project construction costs have increased by 64% to US$1.8 billion and life-of-mine average copper cash costs have increased by 21%. An apples to apples comparison of the preliminary economic assessment from October 2005 and the feasibility study from October 2006 using the same metals prices and discount rate results in a US$620 million reduction in the value of Galore Creek to US$56 million - by our calculations a 92% decrease.

NovaGold claims Barrick will not meet the conditions to earn a 70% interest in the Donlin Creek project. Is this true?

Barrick fully expects to earn a 70% interest in Donlin Creek. Barrick will deliver the required feasibility study and, assuming the project is economic, make a construction decision before November 13, 2007 as required under the joint venture agreement. We are the manager of the project and have a substantial, experienced team dedicated to making sure we meet the required milestones.

NovaGold often uses the term "bankable" feasibility study and indicates that this will require Barrick to have the Donlin Creek permits in place by November 2007 for the feasibility study to meet the earn-in requirements in the joint venture agreement. There is nothing in the joint venture agreement that says that permits must be obtained as part of the feasibility study. Nor is it industry practice for permits to be required for banks to decide whether to give a commitment to lend. On top of that, NovaGold's Chief Financial Officer testified under oath in Alaska that the joint venture agreement does not require permits to be obtained as a part of the feasibility study.

Of course, if litigation of the dispute between Barrick and NovaGold regarding the earn in requirements, including any appeals, is ongoing after November of 2007, the result will be a delay in the development of Donlin Creek, pushing revenue from Donlin Creek further into the future. NovaGold’s requests for expedited hearing of the Donlin Creek dispute have been denied by the court in Alaska. NovaGold has now amended its claim, effectively restarting the time periods associated with the litigation. Litigation of disputes of this nature can often take many years, from the start of the claim to the final resolution of all appeals. In any event, Barrick is confident that it will deliver the required feasibility study and, if the project is economic, a construction decision by November 12, 2007 pursuant to the Donlin Creek joint venture agreement.

Is Barrick's offer a fair offer for NovaGold shares?

Yes. The third party consultants hired by NovaGold valued its principal properties at US$1.17 billion (using the base case metals prices with a 5% discount rate and assuming 30% ownership of Donlin Creek), prior to development and financing risks. Barrick's offer of US$16 per share is 1.5 to 1.6 times that net asset value (NAV). This is the equivalent to the trading multiples of the senior and intermediate gold producers, which have much higher trading multiples than exploration and development stage companies like NovaGold. The average price-to-NAV multiple for gold exploration and development companies is closer to 1.0 times NAV because of the development risks. At the price Barrick is offering, NovaGold is more highly valued than any comparable development-stage company.

NovaGold has suggested that when its production at Rock Creek comes on stream in May 2007 it will be re-rated as a gold producer. It isn't realistic to believe that NovaGold will suddenly get re-rated when it brings 100,000 ounces per year into production, while both of its principal projects, with US$3.5 billion in capital costs, are still in development.

We also note that litigation relating to the permits granted in respect of Rock Creek has been initiated. The plaintiffs in that proceeding are seeking a temporary restraining order and preliminary injunction which, if granted, would prevent construction at the site of the Rock Creek project and result in delays in the start of production at Rock Creek.

Is the Barrick offer holding back NovaGold's share price?

NovaGold’s Chief Executive Officer has suggested that Barrick's offer has been holding back the trading price of NovaGold’s shares. The shares were trading at US$11.67 prior to Barrick's offer. In the absence of Barrick's offer, if NovaGold’s shares traded in line with the XAU index the shares would be trading at US$12.15 as of November 10, 2007. This strongly suggests that Barrick’s offer has been holding NovaGold’s share price up.

If Barrick's offer is withdrawn or expires, NovaGold shares are likely to collapse back to approximately their trading levels before Barrick announced its offer in July 2006. Shareholders will experience material financial losses if that happens. Shareholders should also note by way of example the recent 28% one-day decline in the trading price of Skye Resources after the prospect of an offer was eliminated.

Will Barrick increase its offer?

No. Barrick's offer of US$16 a share is our best and final offer price. We will not overpay for NovaGold.

Why is US$16 Barrick's best and final offer price?

Barrick has arrived at this price following an extensive valuation analysis of NovaGold's assets. Eleven world class mining companies were given access to NovaGold's data room, and none of them chose to make an offer at a price higher than Barrick's initial US$14.50 offer price. Barrick's US$16 offer price is fair and represents full value for NovaGold shareholders.

Why is Barrick bidding for NovaGold?

NovaGold is a good fit with our project pipeline. Barrick thinks NovaGold's assets have potential, though there are big challenges to overcome to get them into production. Large, complex projects like these require a company like Barrick, which has the expertise, experience and financial strength to take them forward and a long-term investment horizon to enable the projects to be developed in an optimal rather than hurried manner.

How do I tender my shares?

If you hold common shares in your own name and wish to accept the offer, you must properly complete and execute a Letter of Transmittal or a manually executed facsimile thereof, and deposit it, at or prior to 11:59 p.m. (Toronto time) on November 21st, together with the certificate(s) representing your shares and all other required documents, with CIBC Mellon Trust Company, the Depositary, or with Mellon Investor Services LLC, the US Forwarding Agent, at any of the offices set out in the Letter of Transmittal.

If you hold common shares and the certificate(s) representing your shares are not immediately available or are registered in another name or the certificate(s) and all other required documents cannot be provided to the Depositary or the US Forwarding Agent at or prior to 11:59 p.m. (Toronto time) on November 21st, your shares may be validly deposited under the offer by following the procedures for guaranteed delivery using a Notice of Guaranteed Delivery or a manually executed facsimile thereof.

Some shareholders may accept the offer by following the procedures for book-entry transfer established by CDS or DTC, provided that the requisite documentation is received by the Depositary (and not the US Forwarding Agent) at its office in Toronto, Ontario at or prior to 11:59 p.m. (Toronto time) on November 21st. If you are accepting the offer using book-entry transfer, you must make sure you contact CDS or DTC prior to 7:00 p.m. (Toronto time) on November 21st and follow CDS' or DTC's established book-entry transfer procedures, as applicable.

If your shares are held in street name (i.e., through a broker, dealer or other nominee), contact your broker, investment dealer, bank, trust company or other nominee and request your nominee to effect the transaction. Detailed instructions for tendering your shares using the above procedures are contained in our August 4, 2006 Offer and Circular and related Letter of Transmittal and Notice of Guaranteed Delivery, as amended. Copies of these documents are available for free from Barrick or on our website or at www.sedar.com or www.sec.gov.

What's the deadline for tendering my shares?

The offer is scheduled to expire at 11:59 p.m. (Toronto time) on November 21, 2006. If you hold your shares through a broker, you may be subject to an earlier cut-off time to tender your shares - you should contact your broker well in advance to ensure your shares are tendered in time.

Do I have to pay any commissions if I sell my shares to Barrick under the Offer?

You will not have to pay any commissions or fees if you accept the offer by depositing your shares directly with the Depositary or the U.S. Forwarding Agent for the offer or if you use the services of a member of the soliciting dealer group formed by Barrick's financial advisors.

Why has Barrick waived the 50.1% minimum tender condition?

Barrick would like to give those NovaGold shareholders who understand and agree with our view on valuation the opportunity to sell their shares at US$16. The waiver of the minimum tender condition has removed the uncertainty surrounding whether shares tendered will be taken up and paid for. Barrick understands that uncertainty regarding whether that condition would be met resulted in a number of shareholders deciding not to tender to our offer on November 7. We have now removed that uncertainty.

Additional Information

On August 4, 2006, Barrick Gold Corporation filed a tender offer statement related to its tender offer for the outstanding common shares of NovaGold Resources Inc. Investors and security holders of NovaGold are urged to read the tender offer statement, because it contains important information. Investors and security holders of NovaGold may obtain a free copy of the tender offer statement and other documents filed by Barrick Gold Corporation with the SEC at the SEC’s website at www.sec.gov. The tender offer statement may also be obtained for free from Barrick Gold Corporation on its website or by directing a request to Barrick Gold Corporation’s investor relations department.